Media Release


06013698


RECEIVED
MAY 1 8 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
192

Roche

Basel, 08 May 2006

New Genetic Research Method Sheds Light on Drug Metabolism

In findings published this week in *Nature Biotechnology* (Vol 24, No 5, 2006), Roche scientists present a new method for analyzing the metabolism of a commonly prescribed drug. The use of this mouse genetic analysis method may lead to a better understanding of how drugs are metabolized, which could facilitate more effective individualization of drug selection and dosing regimens in humans.

This research utilized a computational method for mouse genetic analysis to identify factors that regulate the metabolism of warfarin, a widely used anticoagulant. The scientists discovered that this computational method can quickly identify genetic variants within drug metabolizing enzymes that contribute to different drug responses in mice and provides valuable information about genes that are likely to play a role in human drug metabolism. Therefore, the methodology could be applied to a wide range of medications and help Roche, as well as others, better understand drug metabolism, and subsequently drug toxicity.

"This research and the computational method will help scientists and clinicians better understand the drugs they are developing, as well as the diseases they target," stated Gary Peltz, M.D., Ph.D., head of Genetics and Genomics at Roche in Palo Alto, California. "It can also be used to identify genetic susceptibility factors affecting drug-induced toxicity." While the research is at an early stage, Peltz notes, that the next step is to analyze other drugs of clinical importance, including one that induces liver toxicity.

According to the authors, pharmacogenomic data can influence drug development and clinical practice. They note that use of pharmacogenomic information has the potential to increase drug efficacy, reduce side effects and improve treatment outcomes for patients. Therefore, it is essential that scientists develop effective strategies to identify genetic factors affecting the metabolism or

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
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response to current and future therapies.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com or www.rocheusa.com).

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

Media release


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2006
WASH, D.C.
192
SECTION

Roche

Basel, 16 May 2006

Roche reaches agreement with Aspen to provide influenza medicine for Africa

Roche today announced that it has reached an agreement with the South African company Aspen for the production of a generic version of oseltamivir for Africa, as part of continued efforts to increase and speed up availability of the medicine for influenza pandemic planning world wide. The agreement with Aspen is focused on providing oseltamivir for pandemic use to further help to address the needs of governments and other not for profit organisations in the African sub-continent. Roche will provide technical know how (technical, pre-clinical and clinical data) to assist Aspen to help them expedite their production and the registration. The agreement also allows the supply of Active Pharmaceutical Ingredient (API) from Roche to Aspen.

David Reddy, Roche's Pandemic Taskforce Leader, commented: "We are pleased to announce the partnership with Aspen as the latest step in our scale-up efforts to meet the needs of governments in preparing for the potential public health threat posed by avian influenza. This is another demonstration of Roche's commitment to working as a collaborative and responsible partner with governments and the World Health Organization (WHO) to assist in pandemic planning".

Whilst Roche remains on schedule to meet all orders from African governments by early 2007, the collaboration with Aspen will further enhance the supply of oseltamivir for Africa. The agreement is non-exclusive and will mean that Roche and other sub-licensees will be able to work on pandemic orders within Africa.

Supporting global efforts for pandemic preparedness

Roche has been in discussions with governments as early as 1997 regarding pandemic preparedness and in the last few years, has received orders and letters of intent for Tamiflu from over 75 governments around the world for pandemic stockpiling and is fulfilling all orders according to the agreed upon schedule.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 8888
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Clearly, anti-viral medicines like Tamiflu are an important component of any pandemic preparedness plan. To meet this demand, by working with third parties, Roche has substantially increased the production of Tamiflu and are in a position to produce 400 million treatments annually by the end of this year. In addition, sub-licensing agreements have been granted to companies in China and India for production of oseltamivir.

Roche donations to WHO

During discussions with governments, it became clear that developing nations were the least prepared in terms of antiviral stockpiling. Subsequent discussions between Roche and WHO led to the concept of a rapid response stockpile of 3 million treatments, 1.5 million treatments being stored in Kaiseraugst, Switzerland and 1.5 million treatments stored in Nutley, US. The idea of such stock is to use the medicine as a fire blanket, to contain a pandemic where it starts.
Under a separate agreement, Roche has also donated a further two million treatment courses to WHO for use in those developing countries which are most likely to be affected by avian influenza in humans and are unable to afford the drug. These treatment courses can be used by WHO according to its assessment of the situation, and will be available for delivery at the end of the year.

About Tamiflu (oseltamivir)

Tamiflu is designed to be active against all clinically relevant influenza viruses and works by blocking the action of the neuraminidase (NAI) enzyme on the surface of the virus. When neuraminidase is inhibited, the virus is not able to spread to and infect other cells in the body.

Roche and Gilead

Tamiflu was invented by Gilead Sciences and licensed to Roche in 1996. Roche and Gilead partnered on clinical development, with Roche leading efforts to produce, register and bring the product to the markets. Under the terms of the companies' agreement, amended in November 2005, Gilead participates with Roche in the consideration of sub-licenses for the pandemic supply of oseltamivir. To ensure broader access to Tamiflu for all patients in need, Gilead has agreed to waive its right to full royalty payments for product sold under these sub-licenses.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life.

Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- About Aspen: www.aspenpharma.com/index.html
- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
- About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
- About influenza: www.roche.com/med_mbinfluenza05e.pdf
- WHO: Global influenza programme: www.who.int/csr/disease/influenza/en/
- WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp